August 19, 2015

Laura Riegel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust – Sandalwood Opportunity Fund

Dear Ms. Riegel:

On July 27, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Sandalwood Opportunity Fund (the "Fund"), a series of the Registrant, filed a preliminary proxy statement for a shareholder meeting to be held to approve a new subadvisory agreement between Princeton Fund Advisors, LLC (the Fund’s investment adviser) and Whippoorwill Capital Management LP (“WCM”), with respect to the Fund. You provided the following comments to the proxy statement by phone to Cassandra Borchers. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Defined terms not otherwise defined herein have the meaning set forth in the preliminary proxy statement. For your convenience, we have included herewith a draft of the definitive proxy statement.

Comment 1. Please provide or finalize all missing or bracketed information in the definitive proxy.

Response. All missing or bracketed information, will be finalized in the definitive proxy.

Comment 2. Please confirm that there were no purchases or sales of any securities by the Trustees of the Trust which should be disclosed under Schedule 14A Item 22(a)(3)(v).

Response. Registrant has authorized us to confirm on their behalf that there were no purchases or sales of securities of the Fund’s adviser or WCM by the Trustees to be disclosed under Schedule 14A, Item 22(a)(3)(v).

Comment 3. On the shareholder notice letter, for the sake of clarity, please identify Princeton Fund Advisors, LLC as the investment adviser to the Fund.

Response. The requested revision has been made.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632	CB:lk 997108.1

August 19, 2015 Page 2

Comment 4: Please clearly state that “WAI” is a former sub-adviser as it is no longer serving as sub-adviser to the Fund, both in the letter to shareholders and on page 3 of the proxy.

Response. The requested revisions have been made.

Comment 5. Please confirm no Trustee has a material interest in the new sub-advisory agreement in accordance with Schedule 14(A), Item 22(c)(6).

Response. Registrant has authorized us to confirm on their behalf that no Trustee has a material interest in the new sub-advisory agreement, or any transaction to which the Fund’s adviser, WAI, or WCM is a party.

Comment 5. Please state the date the prior sub-advisory agreement terminated and identify the parties involved and the circumstances of such termination in accordance with Schedule 14A, Item 22(c)(1)(vi).

Response. This information has been added to the definitive proxy:

The Prior Sub-Advisory Agreement was approved by the initial shareholder of the Fund and terminated upon resignation of WAI effective July 14, 2015, at the time of WCM’s appointment as interim sub-adviser.

Comment 6. On page 3, please replace “at its expense” with “out of this compensation” as discussed.

Response. The requested revision has been made.

Comment 7. Page 4 of the proxy makes reference to the Adviser having “control” of the Fund. Please clarify as discussed.

Response. The sentence has been revised to state, “The Adviser will maintain responsibility over the day-to-day portfolio management of the Fund and will retain oversight over the Fund’s investment program.”

Comment 8. In your response, please clarify why the Board considered the research function of Logen and whether Logen will receive any compensation from the Fund.

Response. The Board considered Logen’s role as part of a thorough review and because Logen is an affiliate of WCM which will provide certain research or office support services to WCM; however, Registrant confirms neither the Fund nor the Adviser compensates Logen for such services provided to WCM and the WCM portfolio managers are responsible for the day-to-day management of the Fund and all investment decisions with respect to the portion of the Fund which WCM manages.

Comment 9. We note the preliminary proxy contains certain capitalized terms which are not defined. Please clarify or define “Registered Investment Company,” “NLFT,” and “Sandalwood.”

August 19, 2015 Page 3

Response. The requested revisions have been made: “Registered Investment Company” was revised to be lower case to reflect its plain meaning, NLFT was revised to “the Trust,” and “Sandalwood” to “the Fund.”

Comment 10. In your response letter, please include the TANDY representations.

Response. The TANDY representations are included below.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers